SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                DELTATHREE, INC.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                  24783N-10-2
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                                 (CUSIP Number)

                            Leora Pratt Levin, Adv.
       Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
                             7 Giborey Israel St.
                                  P.O.B. 8468
                      South Netanya Industrial Zone 42504
                                    Israel
                              011-972-9-863-8488

                                with a copy to:

                               Travis L. Gering
                               11 Hanover Square
                                  19th Floor
                              New York, NY 10005
                            (212) 509-5050 ext. 223
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   01/16/2004
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 24783N-10-2
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd.
    00-0000000
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Israel
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        14,908,752

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        14,908,752

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     14,908,752
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     50.8%
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(14) Type of reporting person (see instructions).

     CO
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Page 2 of 4 Pages

Item 1. Security and Issuer.

         This statement relates to the Class A Common Stock, par value $0.001 per share ("Class A Common Shares"), of Deltathree, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 75 Broad Street, 31st Floor, New York, NY 10004.


Item 2. Identity and Background.

        (a) This statement is filed by Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd. ("Atarey Hasharon").



        (b) The address of the principal business and office of Atarey Hasharon is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel.


        (c) The principal shareholder, executive officers and directors of Atarey Hasharon are Mr. Itshak Sharon (Tshuva), Principal Shareholder, Mr. Benjamin Broder, Director, and Mrs. Leora Pratt Levin, Secretary and Legal Counsel.

            The principal office of the Tshuva Group is located at 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel.

            The business address of Mr. Sharon (Tshuva) is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. His principal occupation is as the principal shareholder of the companies comprising the Tshuva Group including, through other companies of which Mr. Sharon (Tshuva) has majority ownership, Atarey Hasharon. Mr. Sharon (Tshuva) is a citizen of Israel.

            The business address of Mr. Broder is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. His principal occupation is as the internal auditor of some of the companies comprising the Tshuva Group. Mr. Broder is a citizen of Israel and the United Kingdom.

            The business address of Mrs. Pratt Levin is 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone 42504, Israel. Her principal occupation is as the legal counsel to some of the companies comprising the Tshuva Group. Mrs. Pratt Levin is a citizen of Israel.


        (d) During the last five years, neither Atarey Hasharon, nor to the best knowledge of its principal shareholders, executive officers or directors (such shareholders, officers and directors, collectively "Affiliates"), has Atarey Hasharon or any of such Affiliates been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


        (e) During the last five years, neither Atarey Hasharon nor, to the best of knowledge of its respective Affiliates, has Atarey Hasharon or any of its Affiliates been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


        (f) Israel.

Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4. Purpose of Transaction.

         Atarey Hasharon acquired its ownership interest in Deltathree in order to obtain a significant interest in the Company for investment purposes. Atarey Hasharon engages in the continuous review of its investments and, subject to developments with respect to the Company, future evaluations of the business of the Company and its prospects and upon other developments, including, without limitation, general economic and business conditions, stock market conditions and alternative investment opportunities, may consider and determine to effect the purchase or sale of Class A Common Shares or other securities of the Company, or to engage in discussions regarding and determine to effect other transactions involving the Company.

         Following a recent review of its portfolio investments, Atarey Hasharon has disposed of an aggregate amount of 696,650 Class A Common Shares on November 25, 2003 and on November 26, 2003, as permitted under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In connection with the above-referenced periodic reviews of its portfolio holdings, Atarey Sharon has disposed of an additional aggregate amount of 5,050,000 Class A Common Shares on December 08, 2003, December 09, 2003, December 12, 2003, December 31, 2003, January 2, 2004, January 5, 2004, January 6, 2004, January 7, 2004, January 13, 2004, January 14, 2004, January 16, 2004, and on
         January 20, 2004 pursuant to an effective registration statement covering such shares under the Securities Act. All of the securities transactions executed after December 15, 2003 were undertaken in accordance with a Rule 10b5-1 Sales Plan of Atarey Hasharon.

         Atarey Hasharon may dispose of additional Class A Common Shares from time-to-time pursuant to the registration of such shares under the Securities Act and/or pursuant to an applicable exemption therefrom.

         The matters set forth in Item 3 above and Item 6 below are incorporated in this Item 4 by reference as if such matters were fully set forth herein.

         Except as set forth hereinabove, Atarey Hasharon has no other plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

        (a) As of the date hereof, Atarey Sharon beneficially holds
            14,908,752 Class A Common Shares, representing approximately 50.8% of the Class A Common Shares reported as outstanding in the Company's Form 10-Q as filed with the Commission on November 6, 2003. To the best respective knowledge of Atarey Sharon, none of the individuals identified in Item 2 holds of record or beneficially any Class A Common Shares. Atarey Sharon has the sole power to vote or dispose of the 14,908,752 Class A Common Shares.


        (b) See Item 5 Paragraph (a) above.

        (c) Except as set forth herein or in the Exhibits filed herewith, neither Atarey Sharon nor, to the best respective knowledge of Atarey Sharon, has any of its affiliates or the individuals identified in Item 2 has effected any transaction in Class A Common Shares in the past 60 days.

        (d) Except as set forth herein or in the Exhibits filed herewith, neither Atarey Sharon nor, to the best respective knowledge of Atarey Sharon, has any of its affiliates or the individuals identified in Item 2 has effected any transaction in Class A Common Shares in the past 60 days.


        (e) Except as set forth herein or in the Exhibits filed herewith, neither Atarey Sharon nor, to the best respective knowledge of Atarey Sharon, has any of its affiliates or the individuals identified in Item 2 has effected any transaction in Class A Common Shares in the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to a Share Purchase Agreement between RSL Communications,
         Ltd. ("RSL") and Atarey Sharon, dated as of June 28, 2001 (the "RSL Purchase Agreement"), on June 29, 2001, Atarey Sharon acquired from RSL 19,569,459 shares of Class B Common Stock, par value $0.001 per share, each of which converted automatically upon the completion of the acquisition, pursuant to the Amended and Restated Certificate of Incorporation of the Company, into one Class A Common Share, for aggregate consideration of $15,655,567 in cash. In addition, pursuant to a Share Purchase Agreement between CNET Investments, Inc. ("CNET") and Atarey Sharon, dated as of July 3, 2001 (the "CNET Purchase Agreement"), Atarey Sharon acquired from CNET 1,085,943 Class A Common Shares for aggregate consideration of $868,754 in cash. Atarey Sharon purchased each of the Shares for a purchase price of $0.80 per Share in cash. The description of each of the RSL Purchase Agreement and the CNET Purchase Agreement set forth herein is not, and does not purport to be, complete and each is qualified in its entirety by reference to the RSL Purchase Agreement and the CNET Purchase Agreement, copies of which are incorporated as Exhibits 2 and 3, respectively, and are incorporated herein by reference thereto.

         Pursuant to a Novation and Amendment Agreement among RSL, the Company and Atarey Sharon, dated as of June 28, 2001 (the "RSL Novation Agreement"), RSL assigned to Atarey Sharon RSL's rights and obligations under the Registration Rights Agreement dated September 1, 1999 between RSL and the Company, as amended by the RSL Novation Agreement. Pursuant to a Novation and Amendment Agreement among RSL, CNET, the Company and Atarey Sharon, dated as of July 3, 2001 (the "CNET Novation Agreement"), CNET assigned to Atarey Sharon CNET's rights and obligations under the Investor Rights Agreement dated October 20, 1999 among CNET, RSL and the Company, as amended by the CNET Novation Agreement. The description of each of the RSL Novation Agreement and the CNET Novation Agreement set forth herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the RSL Novation Agreement and the CNET Novation Agreement, copies of which are filed herewith as Exhibits 4 and 5, respectively, and are incorporated herein by reference.

         Except as set forth in this Item and under Item 3 and Item 4 of this Statement, to the best respective knowledge of Atarey Sharon, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.


Item 7. Material to be Filed as Exhibits.

         1) Share Purchase Agreement between RSL Communications, Ltd. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.*

         2) Share Purchase Agreement between CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.*

         3)     Novation and Amendment Agreement by and among RSL
         Communications, Ltd., deltathree, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of June 28, 2001.*

         4)     Novation and Amendment Agreement by and among RSL
         Communications, Ltd., deltathree, Inc., CNET Investments, Inc. and Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., dated as of July 3, 2001.*

         *     Incorporated herein by reference to the respective exhibit to
         Schedule 13D filed by Atarey Sharon with the Commission on July 6, 2001

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Atarey Hasharon Chevra Lepituach
                                      Vehashkaot Benadlan (1991)Ltd.


Date: 01/21/2004                      /s/ Leora Pratt Levin
                                      Name:  Leora Pratt Levin
                                      Title: Secretary and Legal Counsel


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages